CHINA LOGISTICS GROUP, INC.
23 F. Gutai Beach Building No. 969
Zhongshan Road South
Shanghai, China  200011

telephone 86-21-63355100

March 26, 2010

'CORRESP'

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	H. Christopher Owings, Assistant Director
Re:	China Logistics Group, Inc. Registration Statement on Form S-1 File No. 333-151783

Ladies and Gentlemen:

The undersigned registrant hereby requests acceleration of the effective date of the above-captioned Registration Statement to Tuesday, March 30, 2010 at 4:00 p.m., Eastern Standard time, or as soon thereafter as is practicable.

The undersigned registrant acknowledges that:

•
Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned also acknowledges to the staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

Very truly yours,

/s/ Wei Chen
Wei Chen,
Chief Executive Officer